上海實業控股有限公司
SHANGHAI INDUSTRIAL HOLDINGS LIMITED
上海實業集團成員 A Member of [redacted]

05012917

Our Ref: SIHL/ADR/05

18th November 2005

By Courier

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
United States

SUPPL

SEC MAIL PROCESSING SECTION
RECEIVED
NOV 21 2005
WASH. D.C.
185

Dear Sirs,

Shanghai Industrial Holdings Limited
Rule 12g3-2(b) Materials
File No. 82-5160

On behalf of Shanghai Industrial Holdings Limited (the "Company"), I enclose a circular dated 18th November 2005 of the Company pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act"), in connection with the exemption from reporting under that Rule of the Company.

Pursuant to Rule 12g3-2(b)(4) and (5), the enclosed materials shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and the furnishing of such materials shall not constitute an admission for any purpose that the Company is subject to the Exchange Act.

Meanwhile, should you have any queries, please do not hesitate to contact the undersigned at (852) 2876 2306.

Yours faithfully,

Marina Wong
Company Secretary

PROCESSED
NOV 30 2005
THOMSON FINANCIAL

Encl.

c.c. Messrs. Morrison & Foerster, LLP (By Mail)
Attn: Mr. Paul Boltz/Mr. Jonathan Lemberg

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ACTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Shanghai Industrial Holdings Limited, you should at once hand this circular to the purchaser or the transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

This circular is for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities of Shanghai Industrial Holdings Limited.

SIIC 上海實業控股有限公司

SHANGHAI INDUSTRIAL HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability)

(Stock Code : 363)

DISCLOSEABLE TRANSACTIONS

(1) DISPOSAL OF 22.21% INTEREST IN SHANGHAI CENTURY LIANHUA SUPERMARKET DEVELOPMENT CO. LTD.

(2) DISPOSAL OF 28.15% INTEREST IN SHANGHAI JAHWA UNITED CO. LTD.

A letter from the board of directors of Shanghai Industrial Holdings Limited on the disposal of 22.21% interest in Shanghai Century Lianhua Supermarket Development Co. Ltd. and the disposal of 28.15% interest in Shanghai Jahwa United Co. Ltd. is set out on pages 4 to 14 of this circular.

18th November 2005

CONTENTS

In this circular, the following expressions have the following meanings unless the context requires otherwise:

Term	Meaning
"Asset Swap Agreement"	the agreement dated 20th June 2005 entered into between the Company and SI United in relation to certain asset swap arrangement among various members of the Group whereby it was agreed that, inter alia, SI United shall procure that its subsidiary SIUC transfer to SI Commerce (1) a 21.17% shareholding in Lianhua Supermarket; and (2) an amount of RMB22,211,784.71 in the registered capital of Century Lianhua, representing 22.21% of the total equity interest in Century Lianhua
"Board"	the board of directors of the Company
"Century Lianhua"	上海世紀聯華超市發展有限公司 (Shanghai Century Lianhua Supermarket Development Co. Ltd.), a limited liability company established under the laws of the PRC owned by SIUC as to 22.21% as at the Latest Practicable Date, and the same interest of which will be owned by SI Commerce upon completion of a transfer pursuant to the Asset Swap Agreement
"Century Lianhua Transfer Agreement"	the agreement dated 22nd July 2005 entered into between SIUC and SI Commerce for the transfer by SIUC of a 22.21% equity interest in Century Lianhua to SI Commerce in pursuance of the Asset Swap Agreement
"Company"	Shanghai Industrial Holdings Limited, a company incorporated in Hong Kong with limited liability, whose shares are listed on the Main Board of the Stock Exchange
"CSRC"	China Securities Regulatory Commission
"Directors"	directors of the Company
"Equity Interest Transfer"	the transfer of 22.21% equity interest in Century Lianhua from SI Commerce to Lianhua Supermarket pursuant to the terms of the Equity Interest Transfer Agreement
"Equity Interest Transfer Agreement"	the transfer agreement dated 27th October 2005 entered into between SI Commerce and Lianhua Supermarket in relation to the Equity Interest Transfer
"Group"	the Company and its subsidiaries
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC

"Latest Practicable Date"	14th November 2005, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein
"Lianhua Supermarket"	Lianhua Supermarket Holdings Co. Ltd. (聯華超市股份有限公司), a joint stock limited company incorporated in the PRC with limited liability, and the H shares of which are listed on the Main Board of the Stock Exchange (stock code: 980), and the total issued share capital of which was owned by SIUC as to 21.17% as at the Latest Practicable Date and will, upon completion of the relevant transfer pursuant to the Asset Swap Agreement, be owned by SI Commerce as to 21.17%
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"PRC"	the People's Republic of China (for the purposes of this circular, excluding Hong Kong, Macau and Taiwan)
"Repurchase Shares"	76,000,000 Shares held by SI Daily Chemical to be repurchased by Shanghai Jahwa pursuant to the Share Repurchase Agreement
"RMB"	Renminbi, the lawful currency of the PRC
"SAASC"	the State Assets Administration and Supervision Commission of the PRC
"SFO"	the Securities and Futures Ordinance (Chapter 571 of the laws of Hong Kong)
"Shanghai Jahwa"	上海家化聯合股份有限公司 (Shanghai Jahwa United Co. Ltd.), a joint stock limited company established under the laws of the PRC with limited liability listed on the A Shares Market of the Shanghai Stock Exchange (stock code: 600315)
"Shares"	shares of RMB1 each in the capital of Shanghai Jahwa
"Shareholder(s)"	holder(s) of the share(s) in the capital of the Company
"Share Repurchase"	the repurchase of 76,000,000 Shares by Shanghai Jahwa from SI Daily Chemical pursuant to the terms of the Share Repurchase Agreement
"Share Repurchase Agreement"	the agreement dated 27th October 2005 entered into between SI Daily Chemical and Shanghai Jahwa in relation to the Share Repurchase
"SI Commerce"	S.I. Commerce Holdings Limited, an investment holding company incorporated under the laws of the British Virgin Islands and a wholly-owned subsidiary of the Company
"SI Daily Chemical"	S.I. Daily Chemical Holdings Ltd., an investment holding company incorporated under the laws of the British Virgin Islands and a wholly-owned subsidiary of the Company

"SIH"	Shanghai Investment Holdings Ltd., a limited liability company established under the laws of the British Virgin Islands
"SIIC"	Shanghai Industrial Investment (Holdings) Co. Ltd., a company incorporated in Hong Kong with limited liability
"SIIC Capital"	SIIC Capital (B.V.I.) Ltd., a limited liability company established under the laws of the British Virgin Islands
"SIIC CM Development"	SIIC CM Development Ltd., a limited liability company established under the laws of the British Virgin Islands
"SIUC"	上海實業聯合集團商務網絡發展有限公司 (Shanghai Industrial United (Group) Commercial Network Development Company Limited), a limited liability company established under the laws of the PRC owned by SI United as to 72.62% and by SI United's subsidiary, Shanghai Hua Rui Investment Co. Ltd.* (上海華瑞投資有限公司) as to 27.38%
"SI United"	上海實業聯合集團股份有限公司 (Shanghai Industrial United Holdings Co. Ltd.), a joint stock limited company established under the laws of the PRC with limited liability which is a subsidiary of the Company listed on the A Shares Market of the Shanghai Stock Exchange (stock code: 600607)
"STC"	Shanghai Industrial Investment Treasury Company Limited, a limited liability company established under the laws of the British Virgin Islands
"Stock Exchange"	The Stock Exchange of Hong Kong Limited

In this circular, for reference purpose only and unless otherwise stated, the exchange rate at HK$1 = RMB1.04 has been used, where applicable, for purpose of illustration only and does not constitute a representation that any amount has been, could have been or may be exchanged at any particular rate on the date or dates in question or any other date.

* *The English name is an informal English translation of the official Chinese name.*

上海實業控股有限公司
SHANGHAI INDUSTRIAL HOLDINGS LIMITED
(Incorporated in Hong Kong with limited liability)

(Stock Code: 363)

Executive Directors:
Mr. Cai Lai Xing *(Chairman)*
Mr. Qu Ding *(Vice Chairman)*
Mr. Lu Ming Fang *(Chief Executive Officer)*
Mr. Lu Da Yong *(Executive Deputy CEO)*
Mr. Ding Zhong De
Mr. Lu Shen
Mr. Qian Shi Zheng
Mr. Yao Fang
Mr. Tang Jun

Independent Non-executive Directors:
Dr. Lo Ka Shui
Prof. Woo Chia-Wei
Mr. Leung Pak To, Francis

Registered office:
26th Floor
Harcourt House
39 Gloucester Road
Wanchai
Hong Kong

18th November 2005

To the Shareholders

Dear Sir or Madam,

DISCLOSEABLE TRANSACTIONS

(1) DISPOSAL OF 22.21% INTEREST IN SHANGHAI CENTURY LIANHUA SUPERMARKET DEVELOPMENT CO. LTD.

(2) DISPOSAL OF 28.15% INTEREST IN SHANGHAI JAHWA UNITED CO. LTD.

1. INTRODUCTION

(i) Disposal of interest in Century Lianhua

On 27th October 2005, the Directors announced that SI Commerce (a wholly-owned subsidiary of the Company) entered into the conditional Equity Interest Transfer Agreement with Lianhua Supermarket. Under the Equity Interest Transfer Agreement, SI Commerce shall transfer the 22.21% equity interest in Century Lianhua agreed to be acquired by SI Commerce from SIUC under the Century Lianhua Transfer Agreement, representing the entire interest to be held by SI Commerce in Century Lianhua, to Lianhua Supermarket, upon the terms and subject to the conditions set out in the Equity Interest Transfer Agreement.

(ii) Disposal of interest in Shanghai Jahwa

On 28th October 2005, the Directors announced that SI Daily Chemical (a wholly-owned subsidiary of the Company) entered into the conditional Share Repurchase Agreement with Shanghai Jahwa. Under the Share Repurchase Agreement, Shanghai Jahwa shall repurchase from SI Daily Chemical the Repurchase Shares, representing approximately 28.15% of the total issued share capital of Shanghai Jahwa held by SI Daily Chemical, upon the terms and subject to the conditions set out in the Share Repurchase Agreement.

Each of the Equity Interest Transfer and the Share Repurchase constitutes a discloseable transaction of the Company under the Listing Rules. The Company is required by the Listing Rules to issue this circular (i) to provide the Shareholders with further information on the Equity Interest Transfer and the Share Repurchase and (ii) to give other information in relation to the Company.

2. THE EQUITY INTEREST TRANSFER AGREEMENT

Date

27th October 2005

Parties

Vendor	:	SI Commerce, a wholly-owned subsidiary of the Company
Purchaser	:	Lianhua Supermarket, a joint stock limited company incorporated in the PRC with limited liability, and the H shares of which are listed on the Main Board of the Stock Exchange, and the total issued share capital of which was owned by SIUC (a subsidiary of the Company held through SI United) as to 21.17% as at the Latest Practicable Date and will, upon completion of a transfer pursuant to the Asset Swap Agreement, be owned by SI Commerce as to 21.17%.

Asset to be disposed of

Century Lianhua is held by SIUC as to 22.21% of its equity interest. Pursuant to the Asset Swap Agreement, SI United agreed to procure that its subsidiary SIUC transfer to SI Commerce a 25.54% equity interest in Century Lianhua (subject to an increase in the registered capital of Century Lianhua) at a consideration equal to the carrying value of investment in Century Lianhua (including a committed capital injection which amounted to RMB31,410,000 (equivalent to approximately HK$30,202,000)) of RMB57,020,000 (equivalent to approximately HK$54,827,000) as shown in the unaudited consolidated accounts of SI United as at 31st March 2005 as adjusted by any change to such value from 31st March 2005 up to completion of such transfer. SIUC and SI Commerce entered into the Century Lianhua Transfer Agreement in pursuance of the Asset Swap Agreement for the transfer of a 25.54% equity interest in Century Lianhua provided that if the proposed increase in registered capital in Century Lianhua is not completed, a 22.21% equity interest in Century Lianhua shall be transferred to SI Commerce. Further details of the Asset Swap Agreement are contained in the announcement by the Company dated 21st June 2005 and the circular to Shareholders dated 13th July 2005.

The proposed increase in the registered capital in Century Lianhua will not be completed and thus a 22.21% equity interest in Century Lianhua will be transferred by SIUC to SI Commerce under the Century Lianhua Transfer Agreement, and the pro forma carrying value of

investment in Century Lianhua as shown in the unaudited consolidated accounts of SI United as at 31st March 2005 as adjusted is thus reduced to RMB25,610,000 (equivalent to approximately HK$24,625,000). The consideration for such transfer will take into account the deduction of the proposed capital contribution by SIUC to Century Lianhua (being a change in the carrying value of investment in Century Lianhua).

Under the Equity Interest Transfer Agreement, SI Commerce shall transfer to Lianhua Supermarket 22.21% equity interest in Century Lianhua, representing the entire interest in Century Lianhua agreed to be acquired by SI Commerce under the Century Lianhua Transfer Agreement.

Corporate Structure before and after completion of the Equity Interest Transfer Agreement

Corporate structure immediately before completion of the Equity Interest Transfer Agreement *(Note 1)*


The Company
100%
SI Commerce
21.17%
Lianhua Supermarket
22.21%
20%
Century Lianhua

Corporate structure immediately after completion of the Equity Interest Transfer Agreement


The Company
100%
SI Commerce
21.17%
Lianhua Supermarket
42.21%
(Note 2)
Century Lianhua

Notes:

(1) Assuming the transfers pursuant to the Asset Swap Agreement have been completed.

(2) According to the announcement by Lianhua Supermarket dated 27th October 2005, Lianhua Supermarket and its subsidiary have agreed to acquire from Century Lianhua's other shareholders another 35.7% and 22.09% equity interest in Century Lianhua. Such acquisitions together with the Equity Interest Transfer will make Century Lianhua a subsidiary of Lianhua Supermarket.

Consideration

The consideration for the Equity Interest Transfer payable by Lianhua Supermarket to SI Commerce, being RMB25,934,308.04 (equivalent to approximately HK$24,937,000), is based on the unaudited net asset value of Century Lianhua as at 31st July 2005 in the amount of RMB116,768,608.92 (equivalent to approximately HK$112,278,000).

The consideration shall be paid by Lianhua Supermarket to SI Commerce (or as it may direct) in cash in full on the completion of the Equity Interest Transfer Agreement.

The consideration for the Equity Interest Transfer shall be adjusted by any change to the net asset value of the 22.21% equity interest in Century Lianhua due to any profits or losses or changes in the assets of Century Lianhua from 1st August 2005 up to the date of completion of the Equity Interest Transfer. The Equity Interest Transfer Agreement does not provide for a maximum amount of consideration for the Equity Interest Transfer.

If as a result of the adjustment of the consideration pursuant to the Equity Interest Transfer Agreement, Lianhua Supermarket would be required to obtain further independent shareholders' approval and to comply with other requirements under the Listing Rules for the Equity Interest Transfer, Lianhua Supermarket shall take all appropriate steps and arrangements to ensure compliance with such requirements under the Listing Rules. In such circumstances, the date of completion of the Equity Interest Transfer shall not be earlier than the date when Lianhua Supermarket has fully complied with those requirements under the Listing Rules.

While the consideration for the Equity Interest Transfer is subject to adjustment, the Directors expect that the adjustment to the consideration will not result in the consideration ratio for the Equity Interest Transfer reaching 25% or more and constituting the Equity Interest Transfer a major transaction for the Company under Chapter 14 of the Listing Rules. In the event the adjustment to the consideration for the Equity Interest Transfer results in the Equity Interest Transfer constituting a major transaction of the Company, the Company will take appropriate action as required under the Listing Rules.

The consideration for the Equity Interest Transfer will be equal to the book value of the 22.21% equity interest in Century Lianhua in the accounts of SI Commerce upon completion of the Century Lianhua Transfer Agreement.

The total amount of the consideration for the Equity Interest Transfer of RMB25,934,308.04 (equivalent to approximately HK$24,937,000) (subject to adjustment) is intended to be used for payment of the consideration for the 22.21% equity interest in Century Lianhua to SIUC under the Century Lianhua Transfer Agreement.

Conditions

Completion of the Equity Interest Transfer Agreement shall take place on the third business day after the fulfilment (or waiver) of all of the following conditions:

(i) the passing by the independent shareholders of Lianhua Supermarket of an ordinary resolution approving the Equity Interest Transfer Agreement and the transactions contemplated thereunder at a general meeting;

(ii) the Century Lianhua Transfer Agreement has become unconditional;

(iii) the Equity Interest Transfer being unanimously approved by the board of directors and the shareholders of Century Lianhua;

(iv) execution of all documents (including but not limited to the joint venture contract and the amendment to the articles of association of Century Lianhua) which are necessary for the completion of the Equity Interest Transfer by SI Commerce and Lianhua Supermarket (as the case may be) and approvals, consents and authorizations being granted or obtained by the relevant government authorities in the PRC in respect of the Equity Interest Transfer;

(v) all representation and warranties given by SI Commerce and Lianhua Supermarket under the Equity Interest Transfer Agreement on various matters including the capacity to enter into and perform the Equity Interest Transfer Agreement and the accuracy of information provided in connection with the transaction remain true, accurate and valid from the date of the Equity Transfer Agreement until the completion of the Equity Interest Transfer Agreement.

If completion of the Equity Interest Transfer Agreement does not take place on or before 21st July 2006, the Equity Interest Transfer Agreement shall be terminated.

Completion

Completion of the Equity Interest Transfer Agreement shall take place on the third business day (or such other date as the parties may agree in writing) after the fulfillment or waiver of all the conditions referred to above.

The procedures for the Equity Interest Transfer may be completed together with the procedures for the transfer of 22.21% equity interest in Century Lianhua under the Century Lianhua Transfer Agreement.

Each of SI Commerce and Lianhua Supermarket further agrees that Lianhua Supermarket shall be entitled to exercise the voting rights attached and attributable to the 22.21% equity interest in Century Lianhua upon the signing of the Equity Interest Transfer Agreement and the Equity Interest Transfer Agreement being approved by the shareholders of Lianhua Supermarket until completion or termination of the Equity Interest Transfer Agreement.

3. THE SHARE REPURCHASE AGREEMENT

Date

27th October 2005

Parties

(1) SI Daily Chemical, a wholly-owned subsidiary of the Company; and

(2) Shanghai Jahwa, a joint stock limited company incorporated in the PRC with limited liability, the A shares of which are listed on the Shanghai Stock Exchange and the total issued share capital of which was owned by SI Daily Chemical as to approximately 28.15% as at the Latest Practicable Date.

To the best of the Directors' knowledge, information and belief having made all reasonable enquiries, apart from holding of Shares by SI Daily Chemical, Shanghai Jahwa is a third party independent of the Company and connected persons of the Company.

Asset to be disposed of

Pursuant to the Share Repurchase Agreement, Shanghai Jahwa shall, subject to fulfillment of the conditions for completion of the Share Repurchase Agreement, repurchase from SI Daily Chemical the Repurchase Shares. The Repurchase Shares represent approximately 28.15% of the total issued share capital of Shanghai Jahwa held by SI Daily Chemical.

Consideration

The consideration under the Share Repurchase Agreement payable by Shanghai Jahwa to SI Daily Chemical for the Share Repurchase, being RMB336,680,000 (equivalent to approximately HK$323,731,000), was determined by reference to the audited consolidated net asset value of RMB4.43 per Share of Shanghai Jahwa as at 31st December 2004. The consideration is higher than the proportionate unaudited consolidated net asset value of Shanghai Jahwa corresponding to the Repurchase Shares as at 30th June 2005 of approximately RMB332,890,000 (equivalent to approximately HK$320,087,000) and represents a 1.14% premium of RMB3,790,000 (equivalent to approximately HK$3,644,000) over such net asset value as at 30th June 2005.

The consideration for the Share Repurchase shall be paid by Shanghai Jahwa by cash in a one-off payment within 5 working days after the latest of (1) the date of approval of the Share Repurchase by the shareholders of Shanghai Jahwa in general meeting, (2) approval of the Share Repurchase by the SAASC, (3) approval of the Share Repurchase by the Department of Commerce of the PRC and the reply of no objection to the Share Repurchase by the CSRC. If Shanghai Jahwa fails to make payment of the consideration in accordance with the Share Repurchase Agreement, it will be in breach of the Share Repurchase Agreement and liable to pay damages to SI Daily Chemical in the amount equal to 10% of the consideration for the Share Repurchase.

SI Daily Chemical shall remain entitled to all the dividends, bonuses and other distributions to shareholders of Shanghai Jahwa for the year ending 31st December 2005 which will be paid in 2006 after the publication of the financial results of Shanghai Jahwa for such financial year. Shanghai Jahwa has agreed under the Share Repurchase Agreement that such dividends, bonuses and other distributions shall not be lower than 50% of the profits of Shanghai Jahwa distributable to its shareholders for the year ending 31st December 2005.

If the number of Shares held by SI Daily Chemical in Shanghai Jahwa is adjusted as a result of a bonus issue of shares or a conversion and increase of share capital by Shanghai Jahwa, all the Shares held by SI Daily Chemical shall be repurchased by Shanghai Jahwa at the same amount of the consideration under the Share Repurchase Agreement.

The sales proceeds of RMB336,680,000 (equivalent to approximately HK$323,731,000) after deduction of any applicable PRC taxation from the Share Repurchase, the exact amount of which is subject to assessment by the PRC tax authority, are intended to be used as general working capital for the Group and will be placed with financial institutions as interest bearing deposits. The Company may, however, use such proceeds for new investment projects related to the infrastructure facilities or medicine business of the Group in the event appropriate investment projects are identified. As at the Latest Practicable Date, the Company had not yet concluded any preliminary negotiations on new investment projects for the Group.

Conditions

The Share Repurchase Agreement shall take place subject to the fulfilment of all of the following conditions:

(i) approval of the Share Repurchase by shareholders of Shanghai Jahwa in general meeting;

(ii) publication of an announcement and issue of a circular to shareholders by the Company in respect of the Share Repurchase in accordance with applicable requirements under the Listing Rules;

(iii) approval of the Share Repurchase by the SAASC;

(iv) approval of the Share Repurchase by the Department of Commerce of the PRC; and

(v) filing of the Share Repurchase with the CSRC and reply of no objection by the CSRC.

If all of the above conditions cannot be fulfilled by 31st December 2006, the Share Repurchase Agreement shall be terminated.

Completion

The date of completion of the Share Repurchase Agreement shall be the date the Repurchase Shares are transferred to Shanghai Jahwa, which shall be after the record dates of all dividends, bonuses and other distributions of Shanghai Jahwa for the year ending 31st December 2005.

SI Daily Chemical shall continue to enjoy all rights and entitlements as holder of the Repurchase Shares up to the date of completion of the Share Repurchase Agreement. Shanghai Jahwa shall complete the formalities for cancellation of the Repurchase Shares as soon as possible after the date of completion of the Share Repurchase Agreement. SI Daily Chemical will not hold any Shares after completion of the Share Repurchase Agreement.

4. INFORMATION ON CENTURY LIANHUA

Century Lianhua is principally engaged in the operation of about 49 supermarkets in the PRC under the trade name of "世紀聯華". Century Lianhua has a total registered capital of RMB100,000,000. The total equity interests in Century Lianhua were held by the following shareholders in the following manner as at the Latest Practicable Date:

Name of shareholder	Amount of registered capital *RMB*	Percentage shareholding
Shanghai Friendship Group Incorporated Company (上海友誼集團股份有限公司)	35,700,000.00	35.70%
SIUC *(Note)*	22,211,784.71	22.21%
Lianhua Supermarket	20,000,000.00	20.00%
Shanghai Liding Investment Co. Ltd.* (上海立鼎投資有限公司)	22,088,215.29	22.09%

Note: Upon completion of the transfer of interest in Century Lianhua under the Century Lianhua Transfer Agreement contemplated under the Asset Swap Agreement, SI Commerce shall hold 22.21% of the total equity interest in Century Lianhua.

* *The English name is an informal English translation of the official Chinese name.*

Financial Information

The audited profit before taxation and the audited profit after taxation of Century Lianhua for the two years ended 31st December 2004, which were prepared in accordance with the generally accepted accounting principles in the PRC, were as follows:

	Year ended 31st December	
	2004	**2003**
	RMB'000	*RMB'000*
Profit before taxation	6,855	538
Profit after taxation	6,747	483

The audited net asset value and the audited total asset value of Century Lianhua as at 31st December 2004 amounted to approximately RMB112,470,000 (equivalent to approximately HK$108,144,000) and approximately RMB579,443,000 (equivalent to approximately HK$557,157,000) respectively.

The audited turnover of Century Lianhua for the year ended 31st December 2004 amounted to approximately RMB1,059,369,000 (equivalent to approximately HK$1,018,624,000).

5. INFORMATION ON SHANGHAI JAHWA

Shanghai Jahwa is principally engaged in the business of development, manufacture and sale of personal care products. Shanghai Jahwa has a total registered capital of RMB270,000,000. The shareholding structure of Shanghai Jahwa as at the Latest Practicable Date was as follows:

Shareholders of Shanghai Jahwa	**Number of Shares**	**Percentage of the total issued Shares**
Non-publicly tradable Shares		
Shanghai Jahwa (Group) Co. Ltd.* (上海家化(集團)有限公司)	76,000,000	28.15%
Shanghai Guanghong (Group) Co. Ltd.* (上海廣虹(集團)有限公司)	6,612,000	2.45%
Shanghai Huisheng Industrial Co. Ltd.* (上海惠盛實業有限公司)	4,940,000	1.83%
SI Daily Chemical	76,000,000	28.15%
Shanghai Industrial Investment (Group) Co. Ltd.* (上海工業投資(集團)有限公司)	13,965,000	5.17%
Fujian Hengan Group Co. Ltd.* (福建恒安集團有限公司)	12,483,000	4.62%
Publicly tradable Shares		
Public Shareholders	80,000,000	29.63%
	270,000,000	100.00%

* *The English name is an informal English translation of the official Chinese name.*

Subject to completion of the Share Repurchase, the two directors recommended by the Company on the board of directors of Shanghai Jahwa will stay in office until the next election of directors of Shanghai Jahwa.

Financial Information

The consolidated profit before taxation and minority interests and the consolidated profit after taxation and minority interests of Shanghai Jahwa for the two years ended 31st December 2004 and the six months period ended 30th June 2005, which were prepared in accordance with the generally accepted accounting principles in the PRC, were as follows:

	Year ended 31st December 2003	**Year ended 31st December 2004**	**Six months ended 30th June 2005**
	(Audited)	*(Audited)*	*(Unaudited)*
	RMB'000	*RMB'000*	*RMB'000*
Consolidated profit before taxation and minority interests	96,965	67,594	41,428
Consolidated profit after taxation and minority interests	81,069	47,323	32,126

The audited consolidated net asset value and the audited consolidated total asset value of Shanghai Jahwa as at 31st December 2004 amounted to approximately RMB1,195,010,000 (equivalent to approximately HK$1,149,048,000) and approximately RMB1,750,665,000 (equivalent to approximately HK$1,683,332,000) respectively.

The audited consolidated turnover of Shanghai Jahwa for each of the two years ended 31st December 2003 and 31st December 2004 amounted to approximately RMB1,486,376,000 (equivalent to approximately HK$1,429,208,000) and RMB1,668,958,000 (equivalent to approximately HK$1,604,767,000) respectively.

6. REASONS FOR AND BENEFITS OF THE EQUITY INTEREST TRANSFER

Pursuant to and upon completion of the relevant transfers under the Asset Swap Agreement, a 21.17% shareholding in Lianhua Supermarket and a 22.21% equity interest in Century Lianhua will be held by SI Commerce. As a result of the Equity Interest Transfer, the 22.21% equity interest in Century Lianhua will be held by Lianhua Supermarket and, together with the other portions of equity interest in Century Lianhua to be acquired by Lianhua Supermarket and its subsidiary (as disclosed in the announcement of Lianhua Supermarket dated 27th October 2005), will make Century Lianhua a non wholly-owned subsidiary of Lianhua Supermarket. By concentrating the Group's holding of equity interest in hypermarkets and supermarkets retail business under Lianhua Supermarket and (together with the other aforesaid acquisitions by Lianhua Supermarket and its subsidiary) enabling Century Lianhua to become a subsidiary of Lianhua Supermarket, the Board believes that the Equity Interest Transfer will allow the Group to streamline the corporate structure in operating the retail business in hypermarkets and supermarkets and enable the Company to better structure the overall business model and strategies of the Group.

Upon completion of the Equity Interest Transfer, the Group, by virtue of SI Commerce being a wholly-owned subsidiary of the Company which in turn is interested in a 21.17% shareholding in Lianhua Supermarket, will continue to share the investment returns in Century Lianhua. The Directors consider that there will be no material financial impact on the Group as a result of the Equity Interest Transfer.

As the consideration under the Equity Interest Transfer is based on the unaudited net asset value of Century Lianhua attributable to the 22.21% equity interest as at 31st July 2005, there will be no gain or loss expected to accrue to the Group under the Equity Interest Transfer.

Although the effective interest in Century Lianhua held by the Company will decrease (due to the Equity Interest Transfer to its 21.17% owned associated company Lianhua Supermarket), since the net profit attributable to and the net asset value of the 22.21% equity interest in Century Lianhua are small compared with the net profit and the net asset value of the Group, the Directors consider that there will be no material financial impact on the earnings, assets and liabilities of the Group as a result of the Equity Interest Transfer.

The Directors (including the independent non-executive Directors) consider that the terms of the Equity Interest Transfer Agreement are on normal commercial terms and are fair and reasonable so far as the Company and the Shareholders are concerned and are in the interests of the Shareholders as a whole.

7. REASONS FOR AND BENEFITS OF THE SHARE REPURCHASE

The personal care products business conducted by Shanghai Jahwa is not part of the core business of the Group. After the Share Repurchase, SI Daily Chemical will not have to participate in the A Share reform proposal contemplated by Shanghai Jahwa. In addition, the performance of Shanghai Jahwa is not satisfactory. The return on equity for the first half of 2005 was 2.72%. The earnings per Share for such period was RMB0.12, representing a decrease of 29.47% over the same period last year. The consideration under the Share Repurchase Agreement to be received by the Group can be invested in other projects related to the business of the Group which may be identified from time to time to capture better return for the Group.

The consideration under the Share Repurchase Agreement represents a 6.9% premium of RMB21,873,000 (equivalent to approximately HK$21,032,000) over the book value of the Repurchase Shares of RMB314,807,000 (equivalent to approximately HK$302,699,000) in the accounts of SI Daily Chemical as at 30th June 2005, and represents a 4.4% discount of RMB15,488,000 (equivalent to approximately HK$14,892,000) to the book value of the Repurchase Shares of RMB352,168,000 (equivalent to approximately HK$338,623,000) in the consolidated accounts of the Group. The potential loss of RMB15,488,000 (equivalent to approximately HK$14,892,000) represented by the discount of the consideration under the Share Repurchase Agreement to the book value of the Repurchase Shares in the consolidated accounts of the Group is subject to the dividend amount of Shanghai Jahwa to its shareholders for the year ending 31st December 2005 to be declared by it that will be payable on the Repurchase Shares and the performance of Shanghai Jahwa up to completion of the Share Repurchase Agreement. It is expected that no material gain or loss will be accrued to the Group under the Share Repurchase. In view of the relatively small amount of net profit attributable to the Repurchase Shares as compared with the net profit of the Group and a low return on equity of Shanghai Jahwa for the first half of 2005, the Directors consider that there will be no material financial impact on the earnings and assets and liabilities of the Group as a result of the Share Repurchase.

The Directors (including the independent non-executive Directors) consider that the terms of the Share Repurchase Agreement are on normal commercial terms and are fair and reasonable so far as the Company and the Shareholders are concerned and are in the interests of the Shareholders as a whole.

8. GENERAL

The Group is principally engaged in the businesses of infrastructure facilities, medicine, consumer products and information technology.

Lianhua Supermarket, together with its subsidiaries, is a retail chain operator in the PRC and operates hypermarkets, supermarkets and convenience stores.

Shanghai Jahwa and its subsidiaries are principally engaged in the business of development, manufacture and sale of personal care products.

The Equity Interest Transfer constitutes a discloseable transaction for the Company under the Listing Rules as the revenue ratio under Chapter 14 of the Listing Rules exceeds 5% but is less than 25%.

The Share Repurchase constitutes a discloseable transaction for the Company under the Listing Rules, as the revenue ratio under Chapter 14 of the Listing Rules exceeds 5% but is less than 25%. The Directors expect that even if the consideration for the Share Repurchase included the amount of dividend that SI Daily Chemical might receive on the Repurchase Shares for the year ending 31st December 2005, the consideration ratio for the Share Repurchase would not reach 25% or more.

9. ADDITIONAL INFORMATION

Your attention is drawn to the information on the Company set out in the appendix to this circular.

Yours faithfully,
for and on behalf of the Board
CAI LAI XING
Chairman

1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Group. The Directors collectively and individually accept full responsibility for the accuracy of information contained in this circular and confirm, having made all reasonable enquires, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

2. DISCLOSURE OF INTERESTS

(a) As at the Latest Practicable Date, the interest or short positions of the Directors and the chief executive of the Company in the shares and underlying shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which they are taken or deemed to have under such provisions of the SFO), or which were required pursuant to Section 352 of the SFO to be entered in the register maintained by the Company referred to therein, or which were required to be notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies were as follows:

(i) Interests in shares and underlying shares of the Company

(a) *Ordinary shares*

Name of Director	Capacity	Nature of interests	Number of issued shares of the Company held	Percentage of total issued share capital of the Company
Cai Lai Xing	Beneficial Owner	Personal	4,000,000	0.41%
Qu Ding	Beneficial Owner	Personal	1,250,000	0.13%
Lu Ming Fang	Beneficial Owner	Personal	4,200,000	0.43%
Lu Da Yong	Beneficial Owner	Personal	2,700,000	0.28%
Ding Zhong De	Beneficial Owner	Personal	200,000	0.02%
Qian Shi Zheng	Beneficial Owner	Personal	200,000	0.02%
Yao Fang	Beneficial Owner	Personal	200,000	0.02%

All interests stated above represented long positions.

(b) *Share options*

Name of Director	Capacity	Date of grant	Exercise price	Number of share options of the Company held	Percentage of total issued share capital of the Company
Cai Lai Xing	Beneficial Owner	September 2005	HK$14.89	800,000	0.08%
Qu Ding	Beneficial Owner	September 2005	HK$14.89	560,000	0.06%
Lu Ming Fang	Beneficial Owner	September 2005	HK$14.89	480,000	0.05%
Qian Shi Zheng	Beneficial Owner	September 2005	HK$14.89	300,000	0.03%
Tang Jun	Beneficial Owner	September 2005	HK$14.89	300,000	0.03%

The above share options are exercisable within a period of three years commencing from 2nd March 2006 to 1st March 2009.

(ii) Interests in shares of associated corporation of the Company

SI United

Name of Director	Capacity	Nature of interests	Number of issued publicly tradable shares of SI United held	Percentage of total issued share capital of SI United
Lu Ming Fang	Beneficial Owner	Personal	15,000	0.005%
Ding Zhong De	Beneficial Owner	Personal	15,000	0.005%
Lu Shen	Beneficial Owner	Personal	12,000	0.004%

All interests stated above represented long positions.

(b) As at the Latest Practicable Date, so far as was known to the Directors, the interest of the persons (not being a Director or chief executive of the Company) in the shares and underlying shares of the Company which were notified to the Company and the Stock Exchange pursuant to Divisions 2 and 3 of Part XV of the SFO were as follows:

	Name	Capacity	Nature of interests	Number of ordinary shares of the Company beneficially held	Percentage of total issued share capital of the Company
(a)	**Long Positions**				
	SIIC	Interest held by controlled corporations	Corporate	548,076,000 *(Note 1)*	56.66%
	Templeton Asset Management Limited	Beneficial owner	Corporate	48,436,253	5.01%
(b)	**Short Positions**				
	SIIC	Interest held by controlled corporations	Corporate	87,653,993 *(Note 2)*	9.06%

Notes:

(1) SIH, SIIC Capital and SIIC CM Development held 468,066,000, 80,000,000 and 10,000 ordinary shares of the Company respectively. SIIC owns 100% of SIIC CM Development and STC respectively whereas STC owns 100% of SIH, which in turn owns 100% of SIIC Capital.

(2) SIIC was taken to have short positions in respect of 87,653,993 underlying shares of the Company under certain listed equity derivatives pursuant to the Zero Coupon Guaranteed Exchangeable Bonds issued by STC due March 2009 unconditionally and irrevocably guaranteed by SIIC and exchangeable into ordinary shares of the Company.

As at the Latest Practicable Date, so far as was known to the Directors, the following Directors are also directors or employees of SIIC:

Name of Director	Position held in SIIC
Mr. Cai Lai Xing	Chairman
Mr. Qu Ding	Executive Director and Executive Vice President
Mr. Lu Ming Fang	Executive Director
Mr. Lu Da Yong	Executive Director
Mr. Ding Zhong De	Executive Director
Mr. Lu Shen	Vice President
Mr. Qian Shi Zheng	Vice President

(c) As at the Latest Practicable Date, so far as was known to the Directors, the following persons (other than members of the Group) were directly or indirectly interested in 10% or more of the issued share capital carrying rights to vote in all circumstances at general meetings of the following members of the Group (other than the Company) and the amount of each of such person's interest in such securities were as follows:

Name of member of the Group	Name of substantial shareholders	Class of share capital	Percentage of shareholding
Changzhou Pharmaceutical Co. Ltd.* (常州藥業股份有限公司)	Changzhou State-owned Assets Investment Co.* (常州國有資產投資經營總公司)	equity interest	23.05%
Chia Tai Qingchunbao Pharmaceutical Co. Ltd.	China (Hangzhou) Qingchunbao Group Co. Ltd.* (中國(杭州)青春寶集團有限公司)	equity interest	20%
	Hangzhou Chia Tai Qingchunbao Staff Shareholding Association* (杭州市正大青春寶職工持股協會)	equity interest	20%
Chifeng Aike Pharmaceutical Technology Co. Ltd.* (赤峰艾克製藥科技股份有限公司)	Hainan Dalong International Investment Co. Ltd.* (海南大龍國際投資有限公司)	equity interest	14.67%
	Shenzhen Yigong Industrial Co. Ltd.* (深圳益公實業有限公司)	equity interest	14.67%
Chifeng Mengxin Pharmaceutical Co. Ltd.* (赤峰蒙欣藥業有限公司)	Chifeng Pharmaceutical (Group) Co. Ltd* (赤峰製藥(集團)有限責任公司)	equity interest	17.91%

* *The English name is an informal English translation of the official Chinese name.*

Name of member of the Group	Name of substantial shareholders	Class of share capital	Percentage of shareholding
Guangdong Techpool Biochem Pharma Co. Ltd.* (廣東天普生化醫藥股份有限公司)	Guangzhou Bopu Biotechnology Co. Ltd.* (廣州市博普生物技術有限公司)	equity interest	32.75%
	Guangdong Province Technology Venture Investment Co.* (廣東省科技創業投資公司)	equity interest	10%
Liaoning Herbapex Pharmaceutical (Group) Co. Ltd.	Medieval International Limited	equity interest	28.8%
	Zheng Ji Yu	equity interest	16.5%
Mergen Biotech Limited	Excellent Hope Holdings Inc.	ordinary shares	15%
Ningbo SDIF Medical Instruments Co.* (寧波斯迪夫醫療器械公司)	Chen Guo An	equity interest	16.33%
	Hong Ji De	equity interest	12.67%
Ningxia SIIC Viopes Nutraceuticals Co. Ltd.*	Ningxia Nonglin Scientific Academy (Barbary Wolfberry) Co. Ltd.* (寧夏農林科學院枸杞研究所(有限公司))	equity interest	21.66%
	Ningxia Nonglin Scientific Academy* (寧夏農林科學院)	equity interest	14.66%
Shanghai Qiyi Dental Equipment Co. Ltd.* (上海奇異牙科器材有限公司)	Shanghai Dental Materials Factory Qi Xin Operating Services Department* (上海齒科材料廠奇新綜合經營服務部)	equity interest	10%
Shanghai Sunway Biotech Co. Ltd.	Shanghai Alliance Investment Ltd.	equity interest	18.6%
Shanghai Tongjian Pharmacy Co. Ltd.* (上海同健藥房有限公司)	Shanghai Huajian Medical Technology Co.* (上海華健醫藥科技公司)	equity interest	40%
Shanghai Victor Medical Instrument Co. Ltd.	The Mansfield Corp. USA	equity interest	30%
Shanghai Yichuang Traditional Chinese Medicine Research & Development Center Co. Ltd.	Shanghai University of Traditional Chinese Medicine Technological Development Co.* (上海中醫大科技發展公司)	equity interest	45%
Shanghai Yuemin Pharmacy Co. Ltd.* (上海悅民大藥房有限公司)	Shanghai Yuanfeng Pharmacy* (上海源豐藥房)	equity interest	30%
Shanghai Yunhu Raw-pharmaceutical Co. Ltd.* (上海雲湖醫藥藥材股份有限公司)	Shanghai Yunhu Raw Pharmaceutical Co. Ltd. Staff Shareholding Association* (上海雲湖醫藥藥材股份有限公司職工持股會)	equity interest	14.09%

* *The English name is an informal English translation of the official Chinese name.*

Name of member of the Group	Name of substantial shareholders	Class of share capital	Percentage of shareholding
SI United Changcheng Pharmaceutical Co. Ltd.* (上海實業聯合集團長城藥業有限公司)	Jin Jiang International Holdings Co. Ltd.	equity interest	30%
SI United Pharmacy Co. Ltd.* (上海實業聯合集團大藥房有限公司)	Shanghai Zhenru Shangcheng Co. Ltd.* (上海真如商城股份有限公司)	equity interest	10%
Xiamen Traditional Chinese Medicine Co. Ltd.	Xiamen Dinglu Ind. Corp.* (廈門鼎爐實業總公司)	equity interest	30%
Chengdu Jiuxing Printing and Packing Co. Ltd.	Sichuan Quanxing Co. Ltd.	equity interest	20%
	Chengdu Jiangshi Investment Co. Ltd.* (成都江氏投資有限公司)	equity interest	29%
Chengdu Wingfat Printing Co. Ltd.* (成都永發印務有限公司)	Sichuan Quanxing Co. Ltd.	equity interest	20%
	Chengdu Jiangshi Investment Co. Ltd.* (成都江氏投資有限公司)	equity interest	29%
Hebei Yongxin Paper Co. Ltd.* (河北永新紙業有限公司)	Xinnan (Tianjin) Paper Co. Ltd.* (新南(天津)紙業有限公司)	equity interest	29%
Xuchang Yongchang Printing Co. Ltd.	Xuchang Cigarette Factory* (許昌捲煙總廠)	equity interest	49%
Zhejiang Rongfeng Paper Co. Ltd.* (浙江榮豐紙業有限公司)	Hui Kin Yip	equity interest	10%

(d) Save as disclosed above, as at the Latest Practicable Date:

(i) so far as was known to the Directors, none of the Directors or chief executive of the Company had any interest or short positions in any shares or underlying shares or interest in debentures of the Company or any associated corporations (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which they are taken or deemed to have under such provisions of the SFO), or which were required, pursuant to section 352 of the SFO, to be entered in the register referred to therein, or which were required, pursuant to the Model Code for Securities Transactions by Directors of Listed Companies, to be notified to the Company and the Stock Exchange.

(ii) there was no person known to the Directors who had an interest or short position in the shares and underlying shares of the Company which would fall to be disclosed to the Company and the Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO or, was, directly or indirectly, interested in 10% or more of the nominal valued of the issued share capital carrying rights to vote in all circumstances at general meeting of any other member of the Group, or any options in respect of such capital.

* *The English name is an informal English translation of the official Chinese name.*

3. DIRECTORS' INTERESTS IN CONTRACTS

(a) As at the Latest Practicable Date, none of the Directors had entered, or proposed to enter into a service contract with any member of the Group which is not determinable by the Group within one year without payment of compensation, other than statutory compensation.

(b) Save as disclosed herein, as at the Latest Practicable Date, none of the Directors had any direct or indirect interest in any assets which had been, since 31st December 2004, (being the date to which the latest published audited accounts of the Company were made up), acquired or disposed of by, or leased to the Company or any member of the Group, or were proposed to be acquired or disposed of by, or leased to, any member of the Group.

(c) Save as disclosed herein, as at the Latest Practicable Date, none of the Directors was materially interested in any contract or arrangement subsisting at the date of this circular and which is significant in relation to the business of the Group.

4. DIRECTORS' INTEREST IN COMPETING BUSINESS

As at the Latest Practicable Date, so far as was known to the Directors, none of the Directors, and their respective associates was considered to have interest in any business which competes or is likely to compete, either directly or indirectly, with the business of the Group or have any other conflicts of interest with the Group pursuant to the Listing Rules.

5. LITIGATION

So far as the Directors are aware, neither the Company nor any of its subsidiaries was engaged in any litigation or arbitration of material importance and no litigation or arbitration of material importance was pending or threatened against the Company or any of its subsidiaries as at the Latest Practicable Date.

6. MISCELLANEOUS

(a) The registered office of the Company is at 26th Floor, Harcourt House, 39 Gloucester Road, Wanchai, Hong Kong.

(b) The share registrars and transfer office of the Company is Secretaries Limited at 28th Floor, BEA Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong.

(c) The company secretary of the Company is Ms. Wong Mei Ling, Marina who is a Fellow of the Institute of Chartered Secretaries and Administrators and The Hong Kong Institute of Chartered Secretaries.

(d) The qualified accountant of the Company is Mr. Lee Kim Fung, Edward who is a Fellow of the Association of Chartered Certified Accountants and the Hong Kong Institute of Certified Public Accountants.

(e) In the event of any inconsistency, the English language text of this circular shall prevail over the Chinese language text.

3. 董事的合約權益

(a) 於最後實際可行日期，概無任何董事與本集團任何成員公司訂立或擬訂立於一年內屆滿且本集團不得在毋須支付賠償(法定賠償除外)而予以終止之服務合約。

(b) 除本通函披露者外，於最後實際可行日期，自二零零四年十二月三十一日(本公司最近期公佈之經審核帳目結算日)以來，董事概無於本公司或本集團任何成員公司收購或出售或租用或建議由本集團任何成員公司收購或出售或租用之任何資產中，擁有任何直接或間接權益。

(c) 除本通函披露者外，於最後實際可行日期，於本通函刊發日期，董事概無訂立擁有重大權益及與本集團業務有重大關係之合約或安排。

4. 董事於競爭業務之權益

於最後實際可行日期，就各董事所悉，根據上市規則，董事或彼等各自之聯繫人士並無被認為於與本集團業務構成或可能構成直接或間接競爭，或與本集團有任何其他利益衝突之任何業務中擁有權益。

5. 訴訟

據董事所知，於最後實際可行日期，本公司或其任何附屬公司未曾涉及任何重大訴訟或仲裁，而本公司或其任何附屬公司概無任何尚未了結或面臨任何重大訴訟或仲裁。

6. 其他事項

(a) 本公司的註冊辦事處為香港灣仔告士打道39號夏慤大廈26樓。

(b) 本公司的股份過戶登記處為秘書商業服務有限公司，地址為香港灣仔告士打道56號東亞銀行港灣中心28樓。

(c) 本公司的公司秘書為黃美玲女士，彼為英國特許秘書及行政人員公會及香港特許秘書公會資深會員。

(d) 本公司的合資格會計師為李劍峰先生，彼為英國特許公認會計師公會及香港會計師公會資深會員。

(e) 本通函的中、英文本如有歧異，概以英文本為準。

本集團成員公司名稱	主要股東姓名／名稱	股本類別	所持股份百分比
上海實業聯合集團長城藥業有限公司	錦江國際(集團)有限公司	股本權益	30%
上海實業聯合集團大藥房有限公司	上海真如商城股份有限公司	股本權益	10%
廈門中藥廠有限公司	廈門鼎爐實業總公司	股本權益	30%
成都九興印刷包裝有限公司	四川全興股份有限公司	股本權益	20%
	成都江氏投資有限公司	股本權益	29%
成都永發印務有限公司	四川全興股份有限公司	股本權益	20%
	成都江氏投資有限公司	股本權益	29%
河北永新紙業有限公司	新南(天津)紙業有限公司	股本權益	29%
許昌永昌印務有限公司	許昌捲煙總廠	股本權益	49%
浙江榮豐紙業有限公司	許建業	股本權益	10%

(d) 除以上所披露者外，於最後實際可行日期：

(i) 就董事所悉，董事或本公司的最高行政人員，概無於本公司或其任何相聯法團(按證券及期貨條例第XV部涵義)的任何本公司股份或相關股份中或債權證權益擁有任何權益或淡倉，根據證券及期貨條例第XV部第7及8分部必須通知本公司及聯交所(包括根據該等證券及期貨條例條文彼等被認為或被視作持有的權益或淡倉)；或根據證券及期貨條例第352條須列入該條例所述登記冊；或根據上市公司董事進行證券交易標準守則須通知本公司及聯交所。

(ii) 就董事所知，並無任何人士於任何本公司股份及相關股份擁有任何權益或淡倉而須根據證券及期貨條例第XV部第2及3分部必須通知本公司及聯交所；或直接或間接擁有在任何情況下於本集團任何其他成員公司股東大會上投票的已發行股本面值10%或以上的權利，或有關此等股本的任何購股期權。

本集團成員公司名稱	主要股東姓名／名稱	股本類別	所持股份百分比
廣東天普生化醫藥股份有限公司	廣州市博普生物技術有限公司	股本權益	32.75%
	廣東省科技創業投資公司	股本權益	10%
遼寧好護士藥業(集團)有限責任公司	中世紀國際有限公司	股本權益	28.8%
	鄭繼宇	股本權益	16.5%
Mergen Biotech Limited	Excellent Hope Holdings Inc.	普通股	15%
寧波斯迪夫醫療器械公司	陳國安	股本權益	16.33%
	洪繼德	股本權益	12.67%
寧夏上實保健品有限公司	寧夏農林科學院枸杞研究所(有限公司)	股本權益	21.66%
	寧夏農林科學院	股本權益	14.66%
上海奇異牙科器材有限公司	上海齒科材料廠奇新綜合經營服務部	股本權益	10%
上海三維生物技術有限公司	上海聯和投資有限公司	股本權益	18.6%
上海同健藥房有限公司	上海華健醫藥科技公司	股本權益	40%
上海勝利醫療器械有限公司	美國漫斯菲爾德股份有限公司	股本權益	30%
上海醫創中醫藥科研開發中心有限公司	上海中醫大科技發展公司	股本權益	45%
上海悅民大藥房有限公司	上海源豐藥房	股本權益	30%
上海雲湖醫藥藥材股份有限公司	上海雲湖醫藥藥材股份有限公司職工持股會	股本權益	14.09%

於最後實際可行日期，就各董事所悉，下列董事亦為上實集團董事或僱員：

董事姓名	於上實集團所持職位
蔡來興先生	董事長
瞿　定先生	執行董事兼常務副總裁
呂明方先生	執行董事
陸大鏞先生	執行董事
丁忠德先生	執行董事
陸　申先生	副總裁
錢世政先生	副總裁

(c) 於最後實際可行日期，就董事所悉，直接或間接擁有在任何情況下於下列本集團成員公司（本公司除外）的股東大會上投票的已發行股本10%或以上權利的人士（本集團成員公司除外）及此等人士各自於此等證券的權益如下：

本集團成員公司名稱	主要股東姓名／名稱	股本類別	所持股份百分比
常州藥業股份有限公司	常州國有資產投資經營總公司	股本權益	23.05%
正大青春寶藥業有限公司	中國（杭州）青春寶集團有限公司	股本權益	20%
	杭州市正大青春寶職工持股協會	股本權益	20%
赤峰艾克製藥科技股份有限公司	海南大龍國際投資有限公司	股本權益	14.67%
	深圳益公實業有限公司	股本權益	14.67%
赤峰蒙欣藥業有限公司	赤峰製藥（集團）有限責任公司	股本權益	17.91%

(ii) **於本公司相聯法團股份之權益**

上實聯合

董事姓名	身份	權益性質	持有上實聯合已發行流通股股份數目	佔上實聯合已發行股本總額的百分比
呂明方	實益擁有人	個人	15,000	0.005%
丁忠德	實益擁有人	個人	15,000	0.005%
陸　申	實益擁有人	個人	12,000	0.004%

上述權益皆為好倉。

(b) 於最後實際可行日期，就董事所悉，於股份及相關股份擁有權益而按證券及期貨條例第XV部第2及第3分部知會本公司及聯交所有關權益的人士(本公司董事或最高行政人員除外)如下：

名稱	身份	權益性質	實益持有本公司已發行普通股數目	佔本公司已發行股本總額的百分比
(a) **好倉**				
上實集團	受控制公司所持有的權益	公司	548,076,000 (附註1)	56.66%
鄧普頓資產管理有限公司	實益擁有人	公司	48,436,253	5.01%
(b) **淡倉**				
上實集團	受控制公司所持有的權益	公司	87,653,993 (附註2)	9.06%

附註：

(1) 上海投資控股、上實資本及上實崇明開發分別持有468,066,000股、80,000,000股及10,000股本公司普通股。上實集團分別擁有上實崇明開發及上實財務的100%權益。而上實財務擁有上海投資控股的100%權益。上海投資控股擁有上實資本的100%權益。

(2) 上實集團被視為持有87,653,993股本公司相關股份的淡倉，此乃根據上實財務所發行，由上實集團提供無條件及不可撤回擔保，可轉換為本公司普通股股份的二零零九年三月到期零息擔保可換股債券之若干上市股份衍生工具。

1. 責任聲明

本通函包括遵照上市規則而列載的詳細資料，旨在提供有關本集團的資料。董事對本通函所載資料的準確性共同及個別承擔全部責任，並在作出一切合理查詢後確認，盡彼等所知及所信，本通函並無遺漏其他事項，致使本通函所載任何陳述有所誤導。

2. 權益披露

(a) 於最後實際可行日期，董事及本公司最高行政人員於本公司或其任何相聯法團（按證券及期貨條例第XV部涵義）股份及相關股份或債券證權益中擁有的權益或淡倉，根據證券及期貨條例第XV部第7及8分部須通知本公司及聯交所（包括根據該等證券及期貨條例條文彼等被認為或被視作持有的權益或淡倉）及根據證券及期貨條例第352條須列入本公司按該條例存置之登記冊；或根據上市公司董事進行證券交易標準守則須通知本公司及聯交所者如下：

(i) 於本公司股份及相關股份之權益

(a) 普通股

董事姓名	身份	權益性質	持有本公司已發行股份數目	佔本公司已發行股本總額的百分比
蔡來興	實益擁有人	個人	4,000,000	0.41%
瞿　定	實益擁有人	個人	1,250,000	0.13%
呂明方	實益擁有人	個人	4,200,000	0.43%
陸大鏞	實益擁有人	個人	2,700,000	0.28%
丁忠德	實益擁有人	個人	200,000	0.02%
錢世政	實益擁有人	個人	200,000	0.02%
姚　方	實益擁有人	個人	200,000	0.02%

上述權益皆為好倉。

(b) 購股期權

董事姓名	身份	授出日期	行使價	持有本公司購股期權數目	佔本公司已發行股本總額的百分比
蔡來興	實益擁有人	二零零五年九月	14.89港元	800,000	0.08%
瞿　定	實益擁有人	二零零五年九月	14.89港元	560,000	0.06%
呂明方	實益擁有人	二零零五年九月	14.89港元	480,000	0.05%
錢世政	實益擁有人	二零零五年九月	14.89港元	300,000	0.03%
唐　鈞	實益擁有人	二零零五年九月	14.89港元	300,000	0.03%

上述購股期權可於二零零六年三月二日至二零零九年三月一日的三年期間內予以行使。

董事(包括獨立非執行董事)認為,股份回購協議的條款乃按正常商業條款進行,對本公司及股東而言屬公平合理,且符合股東的整體利益。

8. 一般事項

本集團主要從事基建設施、醫藥、消費品及信息技術業務。

聯華超市連同其附屬公司為中國零售連鎖經營商,經營大型綜合超市、超級市場及便利店。

上海家化及其附屬公司主要從事個人護理用品之開發、製造及銷售業務。

根據上市規則第14章,由於收入比率超逾5%但低於25%,權益轉讓構成上市規則項下本公司須予披露交易。

根據上市規則第14章,由於收入比率超逾5%但低於25%,股份回購構成上市規則項下本公司須予披露交易。董事預期,即使股份回購之代價計入上實日化於截至二零零五年十二月三十一日止年度就回購股份可能獲得之股息金額,股份回購之代價比率仍不會達致25%或以上。

9. 其他資料

務請　閣下垂注本通函附錄所載之本公司資料。

此致

列位股東　台照

代表董事會
董事長
蔡來興
謹啟

二零零五年十一月十八日

在權益轉讓完成的情況下，由於上實商業為本公司的全資附屬公司，因而本公司擁有聯華超市21.17%股權，使本集團將繼續分享於世紀聯華的投資收益。董事認為，權益轉讓對本集團將無重大財務影響。

基於權益轉讓的代價乃根據於二零零五年七月三十一日的22.21%股本權益應佔世紀聯華的未經審核資產淨值釐定，故預期於權益轉讓下，本集團將不會產生收益或虧損。

儘管本公司持有之世紀聯華實際權益將減少(由於向其擁有21.17%股權之聯營公司聯華超市進行股權轉讓)，由於世紀聯華22.21%股本權益的應佔淨利潤及資產淨值只佔本集團的淨利潤及資產淨值一小部分，董事認為，權益轉讓對本集團的盈利、資產及負債並無重大財務影響。

董事(包括獨立非執行董事)認為，權益轉讓協議的條款乃按正常商業條款進行，對本公司及股東而言屬公平合理，且符合股東的整體利益。

7. 股份回購之理由與效益

上海家化從事之個人護理用品業務並不屬本集團之核心業務。於股份回購後，上實日化將不需參與上海家化的股權分置改革。此外，上海家化業績表現未如理想。於二零零五年首半年之淨資產收益率為2.72%。該期間之每股收益為人民幣0.12元，較去年同期下跌29.47%。本集團根據股份回購協議將收取之代價可用於投資在本集團不時所物色的，與本集團業務相關之其他項目，為本集團帶來更佳的回報。

股份回購協議之代價較上實日化於二零零五年六月三十日帳目內所列之回購股份帳面值人民幣314,807,000元(相當於約302,699,000港元)溢價人民幣21,873,000元(相當於約21,032,000港元)，即溢價6.9%，而較本集團合併帳目內所列之回購股份帳面值人民幣352,168,000元(相當於約338,623,000港元)折讓人民幣15,488,000元(相當於約14,892,000港元)，即折讓4.4%。股份回購協議之代價較本集團綜合帳目所列之回購股份帳面值折讓人民幣15,488,000元(相當於14,892,000港元)所代表之潛在虧損，可因上海家化將向其股東宣派截至二零零五年十二月三十一日止年度之股息金額，以及上海家化於直至完成股份回購協議止期間之表現而改變。預期本集團不會因股份回購而錄得重大盈利或虧損。鑒於於二零零五年上半年的回購股份應佔淨利潤與本集團淨利潤相比相對較少及上海家化的股本回報較低，董事認為，股份回購對本集團之盈利及資產和負債並無重大財務影響。

待完成股份回購後，上海家化董事會內由本公司推薦之兩名董事將繼續留任，直至上海家化下次選舉董事時止。

財務資料

以下為上海家化截至二零零四年十二月三十一日止兩個年度及截至二零零五年六月三十日止六個月期間之除税及少數股東權益前綜合溢利以及除税及少數股東權益後綜合溢利，乃根據中國公認會計準則編製：

	截至二零零三年十二月三十一日止年度（經審核）人民幣千元	截至二零零四年十二月三十一日止年度（經審核）人民幣千元	截至二零零五年六月三十日止六個月（未經審核）人民幣千元
除税及少數股東權益前綜合溢利	96,965	67,594	41,428
除税及少數股東權益後綜合溢利	81,069	47,323	32,126

於二零零四年十二月三十一日，上海家化之經審核綜合資產淨值及經審核綜合資產總值分別約為人民幣1,195,010,000元（相當於約1,149,048,000港元）及約人民幣1,750,665,000元（相當於約1,683,332,000港元）。

截至二零零三年十二月三十一日及截至二零零四年十二月三十一日止兩個年度各年，上海家化之經審核綜合營業額分別約達人民幣1,486,376,000元（相當於約1,429,208,000港元）及人民幣1,668,958,000元（相當於約1,604,767,000港元）。

6. 權益轉讓之理由與效益

根據資產置換協議項下的有關轉讓並在該轉讓完成後，聯華超市21.17%股權及世紀聯華22.21%股本權益將由上實商業持有。權益轉讓後，世紀聯華22.21%股本權益將由聯華超市持有，連同聯華超市及其附屬公司將受讓的世紀聯華其他部分的股本權益（按聯華超市在日期為二零零五年十月二十七日的公佈所披露），將致使世紀聯華成為聯華超市的非全資附屬公司。藉著把本集團持有的大型綜合超市及超級市場零售業務集中收歸於聯華超市及（在與聯華超市及其附屬公司上述其他收購一併計算時）致使世紀聯華成為聯華超市的附屬公司，董事會相信權益轉讓將使本集團得以精簡其大型綜合超市和超級市場零售業務經營的公司架構，並使本公司得以更有效地組織本集團整體業務模式及策略。

財務資料

以下為世紀聯華截至二零零四年十二月三十一日止兩個年度的經審核除税前溢利以及經審核除税後溢利，乃根據中國公認會計準則編製：

	截至十二月三十一日止年度	
	二零零四年	二零零三年
	人民幣千元	人民幣千元
除税前溢利	6,855	538
除税後溢利	6,747	483

於二零零四年十二月三十一日，世紀聯華的經審核資產淨值及經審核資產總值分別為約人民幣112,470,000元（相當於約108,144,000港元）及約人民幣579,443,000元（相當於約557,157,000港元）。

截至二零零四年十二月三十一日止年度，世紀聯華的經審核營業額約達人民幣1,059,369,000元（相當於約1,018,624,000港元）。

5. 有關上海家化之資料

上海家化主要從事個人護理用品之開發、製造及銷售業務。上海家化之註冊資本總額為人民幣270,000,000元。於最後實際可行日期，上海家化之股權結構如下：

上海家化股東	股份數目	佔已發行股份總額百分比
非流通股股份		
上海家化（集團）有限公司	76,000,000	28.15%
上海廣虹（集團）有限公司	6,612,000	2.45%
上海惠盛實業有限公司	4,940,000	1.83%
上實日化	76,000,000	28.15%
上海工業投資（集團）有限公司	13,965,000	5.17%
福建恒安集團有限公司	12,483,000	4.62%
流通股股份		
公眾股東	80,000,000	29.63%
	270,000,000	100.00%

(ii) 本公司按照上市規則適用之規定就股份回購刊發公佈和寄發通函予股東；

(iii) 國資委批准股份回購；

(iv) 中國商務部批准股份回購；及

(v) 股份回購報中國證監會備案及獲中國證監會無異議答覆。

倘上述所有條件於二零零六年十二月三十一日前仍未達成，則股份回購協議將告終止。

完成

股份回購協議完成之日，須為回購股份過戶予上海家化之日，該日須訂於上海家化於截至二零零五年十二月三十一日止年度所有股息、紅利及其他分派之記錄日期之後。

直至完成股份回購協議之日期前，上實日化將繼續享有作為回購股份持有人之所有權利及權益。上海家化將於完成股份回購協議之日期後盡快完成註銷回購股份之手續。於完成股份回購協議後，上實日化將不再持有任何股份。

4. 有關世紀聯華之資料

世紀聯華主要在中國以「世紀聯華」的商號經營約49家超級市場。世紀聯華註冊資本總額為人民幣100,000,000元。於最後實際可行日期，世紀聯華的股本權益總額由下列股東持有：

股東名稱	註冊資本金額 人民幣	持股百分比
上海友誼集團股份有限公司	35,700,000.00	35.70%
上實聯合商務(附註)	22,211,784.71	22.21%
聯華超市	20,000,000.00	20.00%
上海立鼎投資有限公司	22,088,215.29	22.09%

附註： 資產置換協議項下擬根據世紀聯華轉讓協議進行的世紀聯華權益轉讓完成後，上實商業將持有世紀聯華股本權益總額的22.21%。

代價

上海家化根據股份回購協議就股份回購應付予上實日化之代價人民幣336,680,000元(相當於約323,731,000港元)乃根據上海家化於二零零四年十二月三十一日之經審核綜合每股資產淨值人民幣4.43元計算。代價較回購股份按比例應佔上海家化於二零零五年六月三十日之未經審核綜合資產淨值約人民幣332,890,000元(相當於約320,087,000港元)溢價1.14%,即較二零零五年六月三十日有關資產淨值高人民幣3,790,000元(相當於約3,644,000港元)。

上海家化將於下述最後之日期之五個工作日內以現金悉數支付股份回購之代價:(1)上海家化股東於股東大會上批准股份回購之日;(2)國資委批准股份回購之日;(3)中國商務部批准股份回購及中國證監會對股份回購無異議答覆之日。倘上海家化未能根據股份回購協議支付代價,該公司即違反股份回購協議,並須向上實日化支付相等於股份回購代價10%之款項作為違約金。

上實日化將繼續有權收取截至二零零五年十二月三十一日止年度派發予上海家化股東之所有股息、紅利及其他分派,該等分派將於二零零六年在上海家化刊發該財政年度之財務業績後支付。根據股份回購協議,上海家化已同意,該等股息、紅利及其他分派將不低於截至二零零五年十二月三十一日止年度上海家化可供分派予股東之利潤50%。

倘上實日化持有之上海家化股份數量因發行紅股或因換股造成上海家化股本增加而作出調整,則上海家化將按股份回購協議之代價相同之金額,購回上實日化持有之全部股份。

股份回購之所得出售款項人民幣336,680,000元(相當於約323,731,000港元)在扣除任何適用之中國税項後(其確實金額須視乎中國税務當局之評税結果),擬作為本集團之一般營運資金,及將存放於金融機構作為計息存款。然而倘物色到合適之投資項目,本公司可將上述所得款項投放於與本集團之基建設施或醫藥業務有關之新投資項目。於最後實際可行日期,本公司並無就本集團新投資項目落實任何初步洽商。

條件

股份回購協議之訂立須達成下列所有條件:

(i) 上海家化股東於股東大會批准股份回購;

(v) 上實商業及聯華超市在權益轉讓協議項下就多項事宜，包括訂立及履行權益轉讓協議的身份，以及就該交易提供的資料的準確性而作出之一切聲明及保證於權益轉讓協議日期至完成權益轉讓協議止期間仍屬真實、準確和有效。

如權益轉讓未能於二零零六年七月二十一日或之前完成，權益轉讓協議將告終止。

完成

權益轉讓協議須於上述所有條件達成或獲豁免後第三個營業日(或訂約方書面商定的其他日期)完成。

權益轉讓的程序可與世紀聯華轉讓協議項下的22.21%世紀聯華股本權益的轉讓程序同時完成。

上實商業和聯華超市各自進一步同意，聯華超市在簽訂權益轉讓協議及權益轉讓協議獲聯華超市股東批准後，直至權益轉讓協議完成或終止時，有權行使世紀聯華22.21%股本權益所附和應佔的投票權。

3. 股份回購協議

日期

二零零五年十月二十七日

訂約方

(1) 上實日化，本公司之全資附屬公司；及

(2) 上海家化，一家在中國註冊成立之股份有限公司，其A股在上海證券交易所上市，於最後實際可行日期，上實日化擁有其已發行股本總額約28.15%。

據各董事所知、所得資料及所信，並經過所有合理查詢，除上實日化持有股份外，上海家化為獨立於本公司及本公司關連人士之第三方。

將予出售之資產

根據股份回購協議，上海家化在完成股份回購協議之條件得以達成下，將向上實日化購回回購股份。回購股份相當於上實日化持有之上海家化已發行股本總額約28.15%之股份。

聯華超市須於完成權益轉讓協議時向上實商業(或按其另行指示)悉數以現金支付代價。

權益轉讓的代價，須因應世紀聯華由二零零五年八月一日至完成權益轉讓當日的任何損益或資產變動，致使世紀聯華22.21%股本權益的資產淨值變動而作出調整。權益轉讓協議並無訂明權益轉讓的最高代價金額。

倘權益轉讓協議之代價因須作出調整，致使聯華超市需要取得進一步之獨立股東批准並符合上市規則對權益轉讓之其他規定，聯華超市將採取一切適當步驟及安排，以確保符合上市規則之該等規定。在該等情況下，完成權益轉讓之日期不會早於聯華超市已完全符合上市規則之該等規定之日期。

儘管權益轉讓之代價或須作出調整，董事預期對代價之調整不會導致權益轉讓之代價比率達致25%或以上而令權益轉讓根據上市規則第14章構成本公司一項主要交易。倘權益轉讓代價之調整導致權益轉讓構成本公司一項主要交易，本公司將按照上市規則之規定採取適當行動。

權益轉讓之代價將相等於完成世紀聯華轉讓協議時，在上實商業帳目所示世紀聯華22.21%股本權益的帳面值。

權益轉讓的代價總額人民幣25,934,308.04元(相當於約24,937,000港元)(可予調整)擬用於支付世紀聯華轉讓協議項下就世紀聯華22.21%股本權益而應付予上實聯合商務的代價。

條件

權益轉讓協議須於達成(或豁免)下列所有條件後第三個營業日完成：

(i) 聯華超市獨立股東於股東大會以普通決議案通過權益轉讓協議以及該協議項下擬進行之交易；

(ii) 世紀聯華轉讓協議變為無條件；

(iii) 世紀聯華董事會及股東一致通過權益轉讓協議；

(iv) 完成上實商業與聯華超市之間權益轉讓所需之所有文件(包括但不限於合資合同及世紀聯華公司章程的修訂)得以簽立，以及(視情況而定)就權益轉讓獲得或取得中國有關政府部門之批准、同意及授權；

月三十一日上實聯合之未經審核綜合帳目(經調整)之備考帳面值亦因而減少至人民幣25,610,000元(相當於約24,625,000港元)。該項轉讓的代價將計及扣除上實聯合商務向世紀聯華擬作出的出資(即於世紀聯華的投資帳面值變動)。

根據權益轉讓協議,上實商業須將其於世紀聯華的22.21%股本權益,即上實商業在世紀聯華轉讓協議項下同意購買的全部世紀聯華權益,轉讓予聯華超市。

完成權益轉讓協議前後的公司架構

緊接完成權益轉讓協議前的公司架構(附註1)


本公司
100%
上實商業
21.17%
聯華超市
22.21%
20%
世紀聯華

緊隨完成權益轉讓協議後的公司架構


本公司
100%
上實商業
21.17%
聯華超市
42.21%
(附註2)
世紀聯華

附註:

(1) 假設根據資產置換協議而進行的轉讓已完成。

(2) 根據聯華超市日期為二零零五年十月二十七日之公佈,聯華超市及其附屬公司已同意向世紀聯華其他股東進一步收購世紀聯華的35.7%及22.09%股本權益。該等收購連同權益轉讓將致使世紀聯華成為聯華超市的附屬公司。

代價

聯華超市就權益轉讓應付予上實商業之代價人民幣25,934,308.04元(相當於約24,937,000港元),乃根據世紀聯華於二零零五年七月三十一日的未經審核資產淨值人民幣116,768,608.92元(相當於約112,278,000港元)計算。

(ii) **出售上海家化權益**

於二零零五年十月二十八日，董事公佈本公司一家全資附屬公司上實日化與上海家化訂立有條件股份回購協議。根據股份回購協議，上海家化須按照股份回購協議所載列之條款及條件並在其規限下，向上實日化購回回購股份，即上實日化持有之上海家化已發行股本總額約28.15%之股份。

根據上市規則，權益轉讓及股份回購構成本公司之須予披露交易。根據上市規則之規定，本公司須刊發本通函(i)以向股東提供有關權益轉讓及股份回購之進一步資料，及(ii)提供有關本公司之其他資料。

2. 權益轉讓協議

日期

二零零五年十月二十七日

訂約方

賣方 ： 本公司之全資附屬公司上實商業

買方 ： 聯華超市，一家於中國註冊成立的股份有限責任公司，其H股在聯交所主板上市。於最後實際可行日期，上實聯合商務（本公司透過上實聯合持有的附屬公司）擁有其已發行股本總額的21.17%；完成根據資產置換協議進行之轉讓後，則將由上實商業擁有其已發行股本總額的21.17%。

將予出售之資產

上實聯合商務擁有世紀聯華22.21%股本權益。根據資產置換協議，上實聯合同意促使其附屬公司上實聯合商務將世紀聯華25.54%股本權益轉讓予上實商業（惟須待世紀聯華增加註冊資本後方可作實），代價相等於上實聯合於二零零五年三月三十一日未經審核綜合帳目所示於世紀聯華的投資帳面值人民幣57,020,000元（相當於約54,827,000港元）（包括已承諾出資額人民幣31,410,000元（相當於約30,202,000港元）），並按由二零零五年三月三十一日至該轉讓完成時上述帳面值的任何變動作出調整。上實聯合商務與上實商業依據資產置換協議訂立世紀聯華轉讓協議，轉讓世紀聯華25.54%股本權益，惟倘世紀聯華建議增加註冊資本未能完成，則為轉讓世紀聯華22.21%股本權益予上實商業。有關資產置換協議的進一步詳情，載於本公司二零零五年六月二十一日的公佈及本公司於二零零五年七月十三日向股東寄發的通函內。

世紀聯華增加註冊資本的建議將不會完成，因此上實聯合商務將根據世紀聯華轉讓協議向上實商業轉讓世紀聯華22.21%股本權益，而於世紀聯華之投資載於二零零五年三

上海實業控股有限公司
SHANGHAI INDUSTRIAL HOLDINGS LIMITED
(於香港註冊成立之有限公司)

(股份代號：363)

執行董事：
蔡來興先生(董事長)
瞿　定先生(副董事長)
呂明方先生(行政總裁)
陸大鏞先生(常務副行政總裁)
丁忠德先生
陸　申先生
錢世政先生
姚　方先生
唐　鈞先生

獨立非執行董事：
羅嘉瑞先生
吳家瑋先生
梁伯韜先生

註冊辦事處：
香港
灣仔
告士打道39號
夏愨大廈
26樓

敬啟者：

須予披露交易

(1) 出售上海世紀聯華超市發展有限公司22.21%權益

(2) 出售上海家化聯合股份有限公司28.15%權益

1. 緒言

(i) 出售世紀聯華權益

於二零零五年十月二十七日，董事公佈本公司一家全資附屬公司上實商業與聯華超市訂立有條件權益轉讓協議。根據權益轉讓協議，上實商業須按照權益轉讓協議所載列之條款及條件並在其規限下，將其根據世紀聯華轉讓協議同意向上實聯合商務購買的世紀聯華22.21%股本權益，即上實商業將持有之世紀聯華全部股權，轉讓予聯華超市。

「上海投資控股」	Shanghai Investment Holdings Ltd.，一家根據英屬處女群島法律成立的有限公司
「上實集團」	上海實業(集團)有限公司，一家在香港註冊成立的有限公司
「上實資本」	SIIC Capital (B.V.I.) Ltd.，一家根據英屬處女群島法律成立的有限公司
「上實崇明開發」	上海實業崇明開發建設有限公司，一家根據英屬處女群島法律成立的有限公司
「上實聯合商務」	上海實業聯合集團商務網絡發展有限公司，一家根據中國法律成立的有限公司，由上實聯合擁有72.62%股權，以及由上實聯合的附屬公司上海華瑞投資有限公司擁有27.38%股權
「上實聯合」	上海實業聯合集團股份有限公司，一家於中國註冊成立的股份有限公司，為本公司一家附屬公司，並於上海證券交易所A股市場上市(證券代碼：600607)
「上實財務」	Shanghai Industrial Investment Treasury Company Limited，一家根據英屬處女群島法律成立之有限公司
「聯交所」	香港聯合交易所有限公司

在本通函內，除非另有註明，否則在適用情況下所採納的人民幣兌港元滙率為1港元兌人民幣1.04元，惟僅供參考說明之用，並不表示曾經、可能曾經或可以於有關的某個或多個日期或任何其他日期，按任何特定滙率兌換任何款項。

「最後實際可行日期」	二零零五年十一月十四日，即本通函付印前為確定其所載若干資料的最後實際可行日期
「聯華超市」	聯華超市股份有限公司，一家於中國註冊成立的股份有限公司，其H股在聯交所主板上市(股份代號：980)，而上實聯合商務於最後實際可行日期擁有其已發行股本總額的21.17%，在根據資產置換協議完成有關轉讓後則將由上實商業擁有其已發行股本總額的21.17%
「上市規則」	聯交所證券上市規則
「中國」	中華人民共和國(就本通函而言，不包括香港、澳門及台灣)
「回購股份」	上海家化根據股份回購協議購回由上實日化所持有之76,000,000股股份
「人民幣」	中國法定貨幣人民幣
「國資委」	中國國有資產監督管理委員會
「證券及期貨條例」	香港法例第571章證券及期貨條例
「上海家化」	上海家化聯合股份有限公司，一家於中國註冊成立的股份有限公司，於上海證券交易所A股市場上市(證券代碼：600315)
「股份」	上海家化股本中每股面值人民幣1元之股份
「股東」	本公司股份持有人
「股份回購」	根據股份回購協議之條款，由上海家化向上實日化購回76,000,000股股份
「股份回購協議」	上實日化與上海家化於二零零五年十月二十七日就股份回購訂立之協議
「上實商業」	上實商業控股有限公司，一家根據英屬處女群島法律註冊成立的投資控股公司，為本公司之全資附屬公司
「上實日化」	上實日化控股有限公司，一家根據英屬處女群島法律註冊成立之投資控股公司，為本公司之全資附屬公司

在本通函內，除文義另有所指外，下列詞彙具有以下涵義：

詞彙	涵義
「資產置換協議」	本公司與上實聯合於二零零五年六月二十日就本集團各成員公司之間的若干資產置換安排而訂立的協議。據此，雙方商定（其中包括）上實聯合應促使其附屬公司上實聯合商務(1)將21.17%的聯華超市股權轉讓予上實商業；及(2)將在世紀聯華註冊資本中的人民幣22,211,784.71元，相當於世紀聯華股本權益總額的22.21%轉讓予上實商業
「董事會」	本公司董事會
「世紀聯華」	上海世紀聯華超市發展有限公司，一家根據中國法律成立的有限公司，於最後實際可行日期由上實聯合商務持有22.21%股權，而相同權益於根據資產置換協議完成轉讓後將由上實商業持有
「世紀聯華轉讓協議」	上實聯合商務與上實商業於二零零五年七月二十二日依據資產置換協議就上實聯合商務將世紀聯華22.21%股本權益轉讓予上實商業而訂立的協議
「本公司」	上海實業控股有限公司，於香港註冊成立之有限公司，其股份於聯交所主板上市
「中國證監會」	中國證券監督管理委員會
「董事」	本公司董事
「權益轉讓」	根據權益轉讓協議之條款由上實商業將22.21%的世紀聯華股本權益轉讓予聯華超市
「權益轉讓協議」	上實商業與聯華超市於二零零五年十月二十七日就權益轉讓訂立的轉讓協議
「本集團」	本公司及其附屬公司
「港元」	香港法定貨幣港元
「香港」	中國香港特別行政區

目　錄

頁次

此乃要件　請即處理

閣下如對本通函任何方面或應採取之行動**有任何疑問**，應諮詢　閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下上海實業控股有限公司之股份全部**售出或轉讓**，應立即將本通函交予買主或承讓人或經手買賣之銀行、股票經紀或其他代理商，以便轉交買主或承讓人。

本通函僅供參考用途，並不構成收購、購買或認購上海實業控股有限公司證券之邀請或要約。

上海實業控股有限公司
SHANGHAI INDUSTRIAL HOLDINGS LIMITED
(於香港註冊成立之有限公司)

（股份代號：363）

須予披露交易

(1) 出售上海世紀聯華超市發展有限公司22.21%權益

(2) 出售上海家化聯合股份有限公司28.15%權益

上海實業控股有限公司董事會就出售上海世紀聯華超市發展有限公司22.21%權益及出售上海家化聯合股份有限公司28.15%權益而發出之函件載於本通函第4頁至第14頁。

二零零五年十一月十八日